SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Arco Platform Ltd - Class A

(Name of Issuer)

Common Stock CL A

(Title of Class of Securities)

G04553106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. G04553106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ameriprise Financial, Inc. IRS No. 13-3180631
2)

Check the Appropriate Box if a Member of a Group

(a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,081,382
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,129,820

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,129,820
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.00%
12)	Type of Reporting Person HC

CUSIP NO. G04553106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Management Investment Advisers, LLC IRS No. 41-1533211
2)

Check the Appropriate Box if a Member of a Group

(a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 930,052
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 978,490

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 978,490
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 4.33%
12)	Type of Reporting Person IA

1(a)	Name of Issuer:	Arco Platform Ltd - Class A

1(b)	Address of Issuer’s Principal	Rua Elvira Ferraz, 250, Cj.716
	Executive Offices:	Sao Paulo - SP 04552-040

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment
Advisers, LLC (“CMIA”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 225 Franklin St.
Boston, MA 02110

2(c)	Citizenship:	(a) Delaware
(b) Minnesota

2(d)	Title of Class of Securities:	Common Stock CL A

2(e)	Cusip Number:	G04553106

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2019

Ameriprise Financial, Inc.

By:	/s/ Amy K. Johnson
Name:	Amy K. Johnson
Title:	Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment
Advisers, LLC

By:	/s/ Amy K. Johnson
Name:	Amy K. Johnson
Title:	Managing Director and Global Head of Operations

Contact Information
Mark D. Braley
Vice President
Head of Reporting and Data Management | Global Operations and Investor Services
Telephone: (617) 747-0663

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement